SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 10-C/A

       REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                INTERDEALER QUOTATION SYSTEM

        Filed pursuant to Section 13 or 15(d) of the
       Securities Exchange Act of 1934 and Rule 13A-17
                    or 15d-17 thereunder

                Monmouth Capital Corporation
       (Exact name of issuer as specified in charter)

        125 Wyckoff Road, Eatontown, New Jersey 07724
           (Address of principal executive office)

 Issuer's telephone number, including area code 908-542-4927

I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.   Title of security Common Stock
     2.   Number of shares outstanding before the change  1,324,258
     3.   Number of shares outstanding after the change   1,408,464
     4.   Effective date of change March 17, 1997
     5.   Method of change:
          Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Dividend Reinvestment and Stock Purchase Plan

     Give brief description of transaction: Shares of common stock issued to shareholders pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan on 1/15/97, 2/18/97 and 3/17/97.

II.  CHANGE IN NAME OF ISSUER

     1.   Name prior to change________________________________________
     2.   Name after change___________________________________________
     3.   Effective date of charter amendment changing name___________
     4.   Date of shareholder approval of change, if required ________

Date:     March 20, 1997           Monmouth Capital Corporation

                                   /s/ Eugene W. Landy
                                   Eugene W. Landy, President
                                   (Officer's signature and title)